Exhibit 12.1
Ratio of Earnings to Fixed Charges and
Earnings To Fixed Charges Plus Preferred Stock Dividends
(Dollar Amounts in Thousands)

	For the six
	months ended	For the years ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005

Fixed Charges:
Interest Expense (1)	$4,189	$12,615	$9,327	$13,393	$14,513	$9,796
Capitalized Interest	4,723	8,679	10,525	6,539	4,650	2,912

Total	8,912	21,294	19,852	19,932	19,163	12,708

Earnings:
Pre-Tax Income	$36,152	$(104,825)	$(152,541)	$64,283	$38,590	$33,894
Fixed Charges	8,912	21,294	19,852	19,932	19,163	12,708
Less:
Capitalized Interest	(4,723)	(8,679)	(10,525)	(6,539)	(4,650)	(2,912)

Total	40,341	(92,210)	(143,214)	77,676	53,103	43,690

Ratio (2)	4.53	—	—	3.90	2.77	3.44

Fixed Charges	$8,912	$21,294	$19,852	$19,932	$19,163	$12,708
Preferred Dividends	2,567	5,140	5,140	2,174	—	—

Total	11,479	26,434	24,992	22,106	19,163	12,708
Earnings	$40,341	$(92,210)	$(143,214)	$77,676	$53,103	$43,690

Ratio (3)	3.51	—	—	3.51	2.77	3.44

(1)	2005 interest expense excludes $2.6 million of deferred financing costs that were written off in connection with terminated credit facilities.

(2)	For the years ended December 31, 2009 and December 31, 2008, the Company recognized non-cash ceiling test write-downs of its oil and gas properties totaling $156.1 million and $266.2 million, respectively. As a result, during 2009 and 2008, earnings were insufficient to cover fixed charges by $113.5 million and $163.1 million, respectively, and therefore no ratio is shown.

(3)	For the years ended December 31, 2009 and December 31, 2008, the Company recognized non-cash ceiling test write-downs of its oil and gas properties totaling $156.1 million and $266.2 million, respectively. As a result, during 2009 and 2008, earnings were insufficient to cover fixed charges plus preferred stock dividends by $118.6 million and $168.2 million, respectively, and therefore no ratio is shown.